B2Gold Corp. Shareholders Overwhelmingly Approve the Merger with CGA Mining Limited

Vancouver, December 20, 2012 – B2Gold Corp. (TSX: BTO, NSX: B2G, OTCQX: BGLPF) (“B2Gold”) is pleased to announce that B2Gold shareholders have approved the

Company’s merger with CGA Mining Limited (“CGA”) announced on September 19, 2012. The Company held a special meeting of its shareholders earlier today and 83% of the B2Gold shareholders voted 99.94% in favour of the ordinary resolution approving the merger with CGA. The special meeting of the CGA shareholders to consider and vote on the transaction will be held in Perth, Australia on December 24, 2012. The transaction is expected to be fully implemented on or about January 31, 2013, subject to final court approval and other customary closing conditions, and will result in CGA becoming a wholly-owned subsidiary of B2Gold.

The combination of B2Gold and CGA will result in a merged entity operating the Masbate gold mine in the Philippines, in addition to B2Gold’s existing Limon and La Libertad gold mines in Nicaragua. The Masbate gold mine is projected to produce in the order of 200,000 ounces of gold per year over the current mine life of 15 years (refer to the Scheme of Arrangement released by CGA on November 23, 2012), with the potential to extend beyond current projections given the significant exploration upside. B2Gold is well positioned to operate and progress further development at Masbate given its strong funding capacity and a management team with significant exploration, mine development and operating experience. With the addition of the Masbate mine, B2Gold expects to produce approximately 385,000 ounces of gold in 2013 and approximately 400,000 ounces of gold in 2014. Further, the combined company will possess a strong growth profile through its Otjikoto project in Namibia and its Gramalote joint venture (51% AngloGold Ashanti/49% B2Gold) project in Colombia. Based on current assumptions the Company is projecting gold production to grow to over 700,000 ounces per year by 2017 assuming development of the Otjikoto and Gramalote Projects. In addition, B2Gold has a highly regarded and experienced exploration team that sees significant exploration potential at Masbate.

“We are very pleased with the strong endorsement of this transaction from our shareholders. We believe CGA and its flagship Masbate mine offers B2Gold shareholders immediate leverage to a significantly larger combined production profile. With this transaction, B2Gold becomes a new intermediate gold producer, achieving geographic and operational diversity while contributing significant cash and future cash flow towards B2Gold’s exciting development projects. We have great respect for what CGA has accomplished at the Masbate mine and look forward to working with this exceptional team," said Clive Johnson, President and Chief Executive Officer of B2Gold.

About B2Gold

B2Gold was founded in 2007 by the former executive and management team of Bema Gold Corporation. Bema grew from a junior explorer to an international gold producer that was acquired by Kinross Gold Corporation through a C$3.5 billion transaction in February 2007. B2Gold’s corporate objective is to optimize production at existing mines and build further shareholder value through the exploration and development of existing projects and additional accretive acquisitions. B2Gold trades on the Toronto Stock Exchange under the symbol “BTO”, on the Namibian Stock Exchange under the symbol “B2G” and on the OTCQX under the symbol “BGLPF”.

ON BEHALF OF B2GOLD CORP.

“Clive T. Johnson”
President and Chief Executive Officer

For more information on B2Gold please visit the Company web site at www.b2gold.com or contact:

Ian MacLean	Kerry Suffolk
Vice President, Investor Relations	Manager, Investor Relations
604-681-8371	604-681-8371

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.

The securities described herein have not been and will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

Some of the statements contained in this release are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.

The Toronto Stock Exchange neither approves nor disapproves the information contained in this News Release.